UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. ____)1

Stratasys Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M85548101

(CUSIP Number)

nano dimension LTD.

2 Ilan Ramon, Ness Ziona,

7403635, Israel

Yael Sandler

2 Ilan Ramon, Ness Ziona,

7403635, Israel

972-73-7509142

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 6, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. M85548101	13D	Page 2 of 5

1	NAME OF REPORTING PERSON

Nano Dimension Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

9,695,115
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

9,695,115
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,695,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.5%
14	TYPE OF REPORTING PERSON

CO

CUSIP No. M85548101	13D	Page 3 of 5

This Schedule 13D (this “Schedule 13D”) is being filed by Nano Dimension Ltd, a corporation incorporated under the laws of Israel (the “Reporting Person”), pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934, as amended. This Schedule 13D also amends and supersedes the Reporting Person’s Schedule 13G filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 18, 2022.

Item 1. Security and Issuer.

This statement relates to the ordinary shares, par value NIS 0.01 per share (the “Shares”), of the Stratasys Ltd., a corporation incorporated under the laws of Israel (the “Issuer”). The address of the principal executive offices of the Issuer is 9600 West 76th Street Eden Prairie, Minnesota 55344.

Item 2. Identity and Background.

The principal business of the Reporting Person is: 2 Ilan Ramon, Ness Ziona 7403635 Israel.

The directors of the Reporting Person are Yoav Stern (chairman of the Board of Directors of the Reporting Person), Simon Anthony-Fried, Channi Caspi, Amit Dror, Oded Gera, Roni Kleinfeld, Christopher J. Moran, Yoav Nissan-Cohen, and Igal Rotem. The executive officers of the Reporting Person are Yoav Stern (Chief Executive Officer), Yael Sandler (Chief Financial Officer), Hanan Gino (Chief Product Officer and Head of Strategic M&A), Zivi Nedivi (President), Nick Geddes (Chief Technology Officer) and Tomer Pinchas (Chief Operating Officer).

Neither the Reporting Person nor, to the knowledge of the Reporting Person, any individual specified above, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of the Reporting Person, each of the individuals listed above is a citizen of Israel or the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Shares purchased by the Reporting Person were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 9,695,115 Shares beneficially owned by the Reporting Person was approximately $178 million, including brokerage commissions.

Item 4. Purpose of Transaction.

The Reporting Person acquired beneficial ownership of the Shares reported herein for investment purposes, under the Reporting Person’s belief that the Shares, when purchased, represented a strategic investment and served as an attractive business opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person intends to engage in communications with the Issuer regarding opportunities to enhance shareholder value and improve corporate governance, including through potential changes in the corporate structure, potentially, among other options, including changes to the composition of the Board of Directors of the Issuer (the “Board”).

CUSIP No. M85548101	13D	Page 4 of 5

Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with shareholders of the Issuer or third parties, including potential acquirers and service providers about the Issuer and the Reporting Person’s investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, the structure of the Board (including Board composition and/or Board representation) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by the Reporting Person is based upon 67,086,000 Shares outstanding, as of December 31, 2022, as reported in the Issuer’s Current Report on Form 6-K filed with the SEC on March 2, 2023.

To the Reporting Person’s knowledge, the individuals named in Item 2 above do not beneficially own any Shares. The Reporting Person expressly disclaims any beneficial ownership of these Ordinary Shares.

(a)	As of the close of business on March 6, 2023, the Reporting Person beneficially owned 9,695,115 Shares.

Percentage: Approximately 14.5%

(b)	1. Sole power to vote or direct vote: 9,695,115
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,695,115
4. Shared power to dispose or direct the disposition: 0

(c)	The have been no transactions in the Shares by the Reporting Person, or any of the persons named in Item 2 above, during the past sixty days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

CUSIP No. M85548101	13D	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2023

Nano Dimension Ltd.

By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer